Exhibit 99.1

Sky Solar Holdings, Ltd. Announces TK Interest Purchase and Sale Agreement and Withdrawal of Litigation by Solar Partnership Capital Ltd.

HONG KONG, Dec. 26, 2018 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced that it and its wholly-owned subsidiaries Sky Solar Japan Co., Ltd. (“SSJ”) and Sky International Enterprise Group Ltd. have entered into a TK interest purchase and sale agreement (the “Agreement”) with Solar Partnership Capital (“SPC”) and Conscious Partners KK.  The Agreement is related to the TK partnership established on August 28, 2015, when SSJ entered into a silent partnership agreement (the “TK Agreement”) with SPC to build and operate approximately 107 MW of solar projects in Japan.

Under the terms of the Agreement, Sky Solar made a payment of JPY 2 billion (US$18 million) to SPC upon the signing of the Agreement, and an additional JPY13.4 billion (US$121 million) will be paid on or before April 1, 2019, at which time SPC’s entire interest under the TK Agreement will be transferred to Sky Solar or any of its designated purchasers.  The TK interest purchase payment is guaranteed by Sky Solar and its subsidiaries.  In addition, on December 20, 2018, SPC withdrew the lawsuit it filed against SSJ on June 25, 2018, which alleged significant differences in the interpretation of certain terms of the silent partnership between SSJ and SPC, and purported to seek certain damages.

Furthermore, Sky Solar has the option to raise external financing by utilizing the projects under the TK Agreement, or it can initiate a process to sell the projects under the TK Agreement.  The proceeds from either of these transactions will be used to make the TK interest purchase payment.

Dr. Hao Wu, Chairman of the Board of Directors of Sky Solar, commented, “We believe the withdrawal of the litigation by SPC and the TK Interest Purchase and Sale Agreement should increase the confidence of Japanese financial institutions that have been following the developments in this matter, and could open up more project finance opportunities for SSJ’s projects in Japan.”

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity.  Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, and North America.  The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks.  Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends.  As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements.  As of June 30, 2018, the Company owned and operated 203.5 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the U.S. and into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com